Exhibit 99.1

PRF Technologies Announces Commercial Collaboration Agreement with Blade
Ranger to Accelerate Large-Scale DeepSolar Commercial Engagements

Targeting Multiple 150MW+ Enterprise Solar Deployments Through Established Global
Renewable Energy Network

Tel Aviv – March 17, 2026 — PRF Technologies Ltd. (Nasdaq: PRFX) (“PRF” or the “Company”) today announced a commercial collaboration agreement with Blade Ranger Ltd. (TASE: BLRN) designed to accelerate the commercial expansion of its DeepSolar platform across utility-scale solar portfolios.

The commercial collaboration agreement is structured to support the introduction and negotiation of multiple large-scale commercial engagements for DeepSolar, each with a minimum scope of 150 megawatts (MW), representing significant potential enterprise-level deployments.

Blade Ranger operates at the intersection of renewable energy development, asset optimization, and infrastructure advisory, working alongside solar developers, independent power producers (IPPs), institutional investors, and large-scale asset owners involved in solar infrastructure. Through its activities in international renewable energy markets, the company maintains relationships across the solar ecosystem, including project developers, asset owners, and operators.

Through this commercial collaboration agreement, DeepSolar is expected to expand its engagement with utility-scale operators and energy infrastructure stakeholders seeking performance optimization, operational efficiency, and enhanced revenue predictability — core capabilities of the DeepSolar platform.

DeepSolar’s AI-driven analytics platform is engineered to improve solar asset performance by delivering advanced forecasting, diagnostics, and data-driven operational insights. As previously announced, DeepSolar’s technology is designed to enhance energy production forecasting accuracy, reduce imbalance risk, and support more informed participation in competitive electricity markets. The platform integrates with plant-level data systems to provide real-time monitoring, predictive analytics, and performance optimization tools for utility-scale solar operators.

The global solar market continues to expand at scale, with hundreds of billions of dollars invested annually in new capacity and tens of gigawatts of operating assets seeking improved efficiency and profitability. Utility-scale operators increasingly rely on digital asset-management and AI-based optimization platforms to protect margins, reduce operational inefficiencies, and maximize lifetime asset value. PRF believes this creates a substantial commercial opportunity for DeepSolar as solar portfolios mature and market competition intensifies.

“Utility-scale solar operators today are under increasing pressure to optimize performance, manage market volatility, and protect long-term asset returns,” said Dr. Ehud Geller, Executive Chairman and Interim Chief Executive Officer of PRF Technologies. “Our strategic partnership with Blade Ranger is designed to accelerate DeepSolar’s commercial reach into large-scale solar portfolios through a partner that understands how major renewable energy customers evaluate and deploy performance-enhancing technologies. We believe this engagement positions DeepSolar to pursue meaningful, revenue-generating enterprise agreements.”

PRF retains full discretion regarding the execution of any definitive commercial agreements resulting from the commercial collaboration agreement. Only binding agreements with paying customers will qualify under the structured engagement framework.

About Blade Ranger

Blade Ranger Ltd. (TASE: BLRN) is a technology company specializing in autonomous drone-based solutions for cleaning, inspection, predictive maintenance, and analytics of solar and other energy infrastructure. The company’s advanced systems are designed to reduce operational costs, improve asset performance, and enhance efficiency by automating maintenance tasks and delivering actionable data across large-scale installations. Blade Ranger operates internationally and continues to advance its platform technologies to support sustainable energy operations.

About DeepSolar

DeepSolar develops advanced digital-asset-management technologies for utility-scale solar plants. Its AI-driven algorithms transform complex operational data into actionable insights - detecting issues, forecasting production, and improving decision-making to maximize asset performance and profitability. DeepSolar is an active participant in the NVIDIA Connect program (#NVIDIAConnect), supporting continued innovation in AI-powered renewable-energy solutions.

About PRF Technologies

PRF Technologies (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PRF also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption - particularly in solar-integrated environments. This dual business model reflects PRF’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.prf-tech.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PRF’s expectations, beliefs and intentions including with respect to statements related to the anticipated benefits of DeepSolar deployments and future commercial opportunities. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110 OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman and interim Chief Executive Officer
PRF Technologies Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com